# GTG Chairman's Address to the 2021 Annual General Meeting

**Melbourne, Australia, 24 November 2021:** Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a global leader in Genomics based tests in health, wellness and serious disease, provides the Chairman's address to the Company's Annual General Meeting on 24 November 2021 at 9am AEDT:

Firstly, I'd like to extend our gratitude to you, our shareholders, and to our industry and business partners who have supported us over the year. Your support has established GTG as a leading provider of Genomics based risk assessment tests for serious disease.

2021 presented many challenges for both established and emerging businesses due to COVID-19, however, Genetic Technologies was well positioned having made strategic decisions early on to ensure the Company was able to progress its strategy despite the macro challenges present.

This included the decision to raise A$14 million in capital over the year via our US bankers to provide the ongoing resources to progress our product development and ultimately to provide the ability to pursue complimentary acquisitions. Additionally, we broadened our product pipeline from a single test to a multi-test covering the majority of serious diseases and invested significantly in the development of our COVID-19 Risk Test.

The decision to focus our resources over the course of FY21 on the development of our COVID-19 Risk Test, was in part due to the commercial opportunity but also the ethical and social responsibility the company held to assist humanity with our skill sets and technology in developing genomic based risk assessment tests. We were incredibly pleased to finish the year with the announcement of our partnership with IBX for the commercial release of our COVID-19 Risk Test within the highly regulated United States. This achievement is recognition of the dedication of our Chief Scientist Dr Richard Allman and his team and the support of Dr George Muchnicki as Chief Medical Officer and Interim CEO.

Over the year we also invested significantly in the management bench strength of GTG with the appointment of Simon Morriss as CEO, Mike Tonroe as CFO and Carl Stubbings to the role of Chief Commercial Officer.

We have established a strong management team with the requisite skills and expertise to drive forward with the company's strategy and are confident in the team to deliver value to our shareholders.

We are pleased to note the significant contributions they have already made in the strategic direction and processes for Genetic Technologies. We look forward to the year ahead where this vast experience and initial foundational work is translated into realised revenues for the Company.

The GTG Board is committed to responsible management of shareholder funds while ensuring the Company remains appropriately resourced to execute on its strategic objectives. We have continued to appropriately manage our financial requirements in Australia and the United States by ensuring we have appropriate levels of funding to abide by our listing requirements. This continues to be a focus for the Company and over the course of the year we raised A$14 million (before costs) from US Institutional Investors to underpin the execution of our long-term strategy. This allowed us to execute on the strategic acquisition of EasyDNA, which Simon will touch on in more detail within the CEO address, and to deliver on the launch of the COVID-19 Risk Test and the ongoing development of the multi-test and laboratory expansion.

We have a strong Board of Directors with the experience and skills necessary to assure sound governance, while also providing effective support and guidance for management. I thank them personally for their ongoing support and especially Dr Muchnicki who did an outstanding job to reposition the Company as Interim CEO.

We further strengthened our governance with the addition of a Scientific Advisory Board (SAB). The SAB comprises Professor Jon Emery, Professor Finlay Macrae AO, and Dr Ora K Gordan, and members of the GTG executive team. The SAB is charged with advising the Board and executive leadership team on scientific matters involving product development, interactions with academic and other external research organisations, emerging concepts and industry trends, and the acquisition of technologies.

Given GTG is in the early stages of commercialisation, the SAB has a balance of experience relevant to building market adoption globally of GTG's products including primary care, consumer education and clinical guidelines. The SAB will provide strategic counsel to the Board and Management on both launched products and products in development. While additional appointments may be made in the future, the three members bring a wide range of clinical and research experience and provide GTG with coverage of our target markets, both domestic and international.

The SAB brings together some of the brightest minds in genomics, preventative healthcare, serious disease, and data driven research. We look forward to drawing on their advice and experience as we launch and develop leading technologies for individualised risk assessment of serious disease.

Finally, on behalf of the Board, I would like to thank our employees for their perseverance during this monumental year. We are also, as previously stated, grateful to our shareholders for your ongoing support throughout the year and your participation in our transformational capital raises which will enable management to deliver on the promise that genomics is not just the way of the future, but it is viable and available now through GeneType and EasyDNA.

Authorised for release by the Board of Genetic Technologies Limited.

-END-

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

**Investor Relations (AUS)**
Stephanie Ottens
Market Eye
M: +61 434 405 400
E: stephanie.ottens@marketeye.com.au

**Investor Relations and Media (US)**
Dave Gentry
1 800 RED CHIP (733 2447)
Cell: 407 491 4498
E: dave@redchip.com

**About Genetic Technologies Limited**

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

geneType

# Annual General Meeting

## Chief Executive Officer Presentation



November 24, 2021

Authorised by the Board of Directors of Genetic Technologies Limited

ASX: GTG
NASDAQ: GENE

Genetic Technologies

# Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited (the Company) ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by the Company and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside the Company's control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and the Company's current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by the Company. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

# Unlocking personalised preventative health

Significant progress has been made in understanding the role of hereditary risk in chronic disease, however, many chronic conditions cannot be predicted by this risk alone.

We're transforming the conversation. Transitioning from a one-size-fits-all model to personalised, predictive health assessment – where each person has the information, they need to manage their health according to their own risk.

Backed by over 20 years of experience, our doctors, scientist and technicians are translating genetic information into multi-tests that uniquely combine genetic and clinical risk models to predict risk of chronic diseases before onset.

We're empowering physicians to improve health outcomes for people around the world. Tracking disease to its source. Enabling a new era of personalised medicine.



# Our Overview

**01**

**Our Vision & Brand Pillars**

2021 Overview Where are we now

**02**

**Our Markets**

Prioritising the market entry strategy by region

**03**

**Our Acquisition**

EasyDNA - Building our Direct-to-Consumer growth pathway

**04**

**Our Channels & Divisions**

Focused on three distinct and target routes to market

**05**

**Our Portfolio & Innovation**

Executing through cutting edge innovation and 'game changing' partnerships

**06**

**Our Capabilities**

Aligning our internal capability aligned to execution

# Highlights and Results overview – Qtr. 1, 2021


Receipts from Customers
A$'000
850
89
Full Year FY21 Actual
Q1 FY22 Actual

- Cash receipts of A$850k, a material increase on the prior quarter
- Acquired, settled and integrated the acquisition of EasyDNA, the primary channel for the increase in cash from operations, for US$4 million in cash and scrip
- Completed and submitted NATA validation pack for the Multi-Test; final step prior to the commercial launch of the Multi-Test
- Invested in self-funded collaborative study to enable expanded Breast Cancer risk testing for populations of African descent with Professor Colditz at Washington State University
- Published peer-reviewed paper titled "Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank" Gafni A, Dite GS, Spaeth Tuff E, Allman R, Hopper JL (2021) on PLoS
- Strong cash balance of A$15.7 million, providing 24 months of runway post the integration and revenue contribution from EasyDNA
- Net cash used for operations of A$1.9 million, due mainly to the increase in R&D and operating expenses as the Company executes on its commercialisation strategy

Results as published on the ASX Monday October 4, 2021

# 01: Our 2021 Snapshot

**Signed multi-year distribution agreement**

License and distribution agreement for COVID-19 Risk Test with IBX
Launched CIT in USA & AUS for other tests[1]

**Acquired revenue generating platform**

Acquired EasyDNA for US$4m in cash and script[2] providing global platform with US$4.63m in unaudited revenue in CY20

**Focused on commercialisation of R&D**

Over a decade of R&D translating to commercial launch of geneType for Breast Cancer, Colorectal Cancer & COVID-19
African American Breast Cancer Research Collaboration with Professor Colditz at Washington State University

**Solid balance sheet**

A$15.7million cash balance following settlement of EasyDNA, providing a 24-month runway[2]

**On track to launch new Multi-test**

New Multi-test development on track for serious disease risk including major oncological, metabolic and degenerative diseases - covering up to 70% of mortalities and morbidities

**Robust patent portfolio & clinical credibility**

17 patents granted and 9 patent families pending
multiple peer-reviewed publications and four collaborations with prestigious academic and medical establishments

1. geneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.
2. Runway based on current cash projections and including the acquisition of EasyDNA

# 02: Our Markets and Collaborators

**United States**

geneType® Polygenic Risk Score (PRS) tests for breast, colorectal cancer and COVID-19 Risk Test available through **CLIA** Certified "High Complexity" Laboratories.

Further products expected to be submitted in next 12 months

**Europe & UK**

Commencing CE certification enabling EU launch of Novel genetic risk test in CY2021

EasyDNA available multiple EU countries and UK

**Asia**
(Inc. SEA, China and India)

H2 CY2021 to commence a scoping and Prioritising a market entry strategy into Asia

EasyDNA available in multiple countries across SEA

**Australia & New Zealand**

Certification by Australian regulators **NATA**, to sell into the Australian market

Two products[1] currently certified and further products expected to be submitted in next 12 months

Memorial Sloan Kettering Cancer Center | The University of Melbourne | ibx infinity biologix | Washington University in St. Louis Institute for Public Health | University of Cambridge | tgen

1 GeneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform.

# 02: A strategy to own the personalised, preventative health testing market

## Brand Recognition and Advocacy

**Thought leadership**

Demonstrating our leadership by informing the conversation on personalised, preventative health care

**Seeded content**

Amplifying our impact by starting and informing conversations in key consumer and clinical channels

**geneType advocacy**

Building a group of clinicians and consumers willing to share with their colleagues and friends their experience with geneType

## Commercialization and Branding

**Sales & marketing**

Core set of sales and marketing tactics and assets tailored by therapeutic area, and adapted by geography

**Medical education**

Motivating trial and purchase with medical education for clinicians and consumers

**geneType Hubs**

Empowering clinicians to use geneType. Their clinic becomes a geneType Hub that taps into a GP referral network and reinforcing their leadership in personalised, preventative health

# 02: A cutting-edge geneType brand set for relaunch


geneType
Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.

Mobile


geneType
About Us
Individuals
Providers
Investors
Sign in
Order Now
Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.
Comprehensive Risk Assessment
MacBook Pro

Digital



Education

# 02: Core set of sales material to empower clinicians and consumers to trial and use geneType tests

At-a-glance brochure

Patient case studies

Clinical Summaries

Expert interviews


geneType
Take control of your health with GeneType's genetic tests.
GeneType makes it easy to understand the risk for cancer and other serious diseases.

HCP Guide Book

Management guide

Patient booklet

Clinic poster

# 03: EasyDNA – Acquisition of DTC Platform

- Acquired EasyDNA in August 2021 for US$4 million
- Current revenues of US$4.63 million through retail sales of its at-home DNA tests
- Agreements with 12 laboratories in North America, AsiaPac and Europe
- A platform to launch the geneType Multi Test and portfolio of serious disease tests across 40 countries*

* Subject to local regulatory requirement

# 03: EasyDNA – Establishing our Lifestyle Division

- Headed by Kevin Camilleri
- EasyDNA currently sells paternity, oncology and health and wellbeing genomics-based tests
- This acquisition provides Genetic Technologies the foundation to grow in **40 countries**
- Expand the health-related tests with an extensive DTC marketplace



EasyDNA
Request a Callback
Worldwide Offices
+61 1300 482 165
Home
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Testimonials
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Resources
Contact Us
Order a DNA Test!
DNA Testing & Paternity Testing
Starting at Only $195 AUD
Fast
Affordable
Reliable
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SPRING SALE OFFER
Usually priced at $295.
SEE OFFER
Usually priced at $1895.
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Paternity Tests
Relationship Tests
Prenatal Tests
Ancestry Tests
Health & Wellbeing Tests
Oncology Tests
Clinical & Molecular Tests
Animal Tests
MacBook Pro

# 04: Our Pathways

## Medical – Business to Business (B2B)

A communication and execution plan curated for

Payers / Insurers*

Primary Care Physicians

Specialists

Surgeons

Allied Health

Certifying reimbursable germline testing platform

BRCA test

LYNCH Syndrome test

*(More to follow)**

## Consumer initiated testing (CIT) with medical supervision

Launched US and Australia CIT platforms in 2020 with medical supervision with:

InTeleLabs in the US

Phenix Health in Australia

Current products include:

***geneType for Breast Cancer***

***geneType for Colorectal Cancer***

AUD$349 / US$249 per test



## Direct to consumer testing (DTC) with no medical supervision

Recent Acquisition announced for EasyDNA

Leverage for paternity, ancestry, gut microbiome testing and non-medical related genomic tests

www.Easydna.com

Provides Genetic Technologies the foundation to grow in **40 countries**

Agreements with **12 laboratories in North America, AsiaPac and Europe**

* Corporates and Insurance market entry assessment in progress.

# 04: Our Divisions

- Emerging divisions
- Existing divisions

**Oncology**
BC, CRC, PC, Melanoma

**Pharmoco-Genetics &**
Companion diagnostics

**CVD**
(Heart Disease)
IHD, AF

**Germline testing**
BRCA, Lynch Syndrome and Somatic testing

geneType
Genetics for Life

**COVID-19**
Serious disease risk (SDR)

**Mental Health**
by Taliaz

**Metabolic diseases**
Diabetes

**Lifestyle**
Ancestry and Microbiome

**NEW – Universal collection test kit to support Multi Test Launch**



Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

BC = Breast Cancer; CRC = Colorectal Cancer; PC = Prostate Cancer; CVD = Cardiovascular Disease; IHD = Ischemic Heart Disease; Atrial Fibrillation

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek

# 05: Our Innovation

geneType integrates genetic risk and clinical risk to better stratify individual risk.  Patients with potentially high risk may exceed actionable clinical guidelines 10 – 15 years earlier than those with low risk [1,2,3]

**Breast Cancer (BC)[1]**



B
Women with family history
<20
20-40
40-60
60-80
>80
Age, y

**Colorectal Cancer (CRC)[2]**



Cumulative risk of CRC
Highest quintile SNP risk
Average SNP risk
Lowest quintile SNP risk
Two first-degree relatives with CRC
No family history
Age (years)

**Chronic Heart Disease (CHD)[3]**



Males in Framingham Heart Study (FHS)
Top PRS (0-20%)
Bottom PRS (80-100%)
Cumulative risk of CHD (%)
10% of men with the lowest genetic risk suffer a coronary event by 63 years old
10% of men with the highest genetic risk suffer a coronary event by 51 years old
Age (years)

Low polygenic risk score

High polygenic risk score

**geneType detects patients at an actionable risk of serious disease**
**10 – 15 years earlier than currently possible**
**Potentially significantly improving patient outcomes and health economics**

1 Mavaddat et al. (2015) JNCI.
2 Jenkins et al. (2019) Familial Cancer.
3 Abraham et al. (2016) Eur Heart J.

# 05: Our Portfolio – Driving Growth

**CIT Platform in AUS and USA selling BRC and CRC**



Moderate Revenue Expectations Q2 CY 2021

**IBX COVID Risk Test released for sale May 31, 2021**



ibx infinity biologix

Revenue Commenced Q2 CY 2021

**100% Germline + PRS test for Breast Cancer and CRC to launch in AU & USA**



BRCA Panel

Lynch Syndrome

Expanding into reimbursable space

Commercially[1] Available Q4 CY 2021

**Multi Test to provide risk assessment for >70% of all morbidities to launch**



**Market Release to include up to 70% of morbidity:**

- Breast Cancer
- Colorectal Cancer
- Cardiovascular Disease
- Type 2 Diabetes
- Ovarian Cancer
- Prostate Cancer

Commercially[1] Available Q4 CY 2021

December 2020 | April 2021 | July 2021 | H2 2021

1. Subject to regulatory approval

# 05: Significant market opportunity

To provide predictive, pre-symptomatic testing to inform lifestyle choices and healthcare discussions
Guideline driven, reimbursable for inherited and non inherited disease

## Near Term Addressable Market

**281,550[5]**
**Diagnosis of breast cancer annually in United States**
(19,974 cases diagnosed annually in Australia[3])

\+ **1st degree relatives**

=

**GTG Target Market for**

**BRCA Panel + Breast Cancer PRS Testing**
**providing up to 100% genetic risk cover screening**


BRCA


breast cancer

**149,500[6]**
**Diagnosis of colorectal cancer annually in United States**
(15,494 cases diagnosed annually in Australia[4])

\+ **1st degree relatives**

=

**GTG Target Market for**

**LYNCH Syndrome Panel + Colorectal Cancer PRS Testing**
**providing up to 100% genetic risk cover screening**


LYNCH Syndrome


colorectal cancer

**Global Predictive Genetic Testing Market anticipated to exceed $28bn by 2026[1]**

1. Genetic Testing Market Size By Test Type (Predictive Testing, Carrier Testing, Prenatal and New-born Testing, Diagnostic Testing, Pharmacogenomic Testing, Nutrigenomic Testing), By Application (Cancer, Genetic Disease, Cardiovascular Disease), Industry Analysis Report, Regional Outlook, Application Potential, Competitive Market Share & Forecast, 2020 – 2026; Published Date: Feb 2020; Authors: Sumant Ugalmugle, Rupali Swain
2. PRS = Polygenic Risk Score
3. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/breast-cancer/breast-cancer-australia-statistics
4. https://www.canceraustralia.gov.au/affected-cancer/cancer-types/bowel-cancer/bowel-cancer-colorectal-cancer-australia-statistics
5. https://www.cancer.org/cancer/breast-cancer/about/how-common-is-breast-cancer.html
6. https://www.cancer.net/cancer-types/colorectal-cancer/statistics

# 05: Our Innovation - Multi Test

A companion diagnostic PRS to help identify risk of serious disease for up to 70% of Mortalities and Morbidities
Committed to continually invest in developing multi population testing solutions

- Phase 1 Launch [2]
- Phase 2 Launch [3]

**Oncology** — 1
- Breast Cancer
- Colorectal Cancer
- Prostate Cancer
- Melanoma
- Pancreatic Cancer
- Ovarian Cancer

**Cardiovascular** — 2
- Atrial Fibrillation
- Coronary Artery Disease

**Metabolic** — 3
- Type 2 Diabetes

**Mental Health** — 4
- Taliaz

**GeneType Multi-test to include >70% of mortality & morbidity**



Test Kit
GeneType Collection Kit
Exempt human specimen

NEW Universal sample collection kit with TGA, FDA and EU regulatory approval[1]

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability expected Q4 CY2021
3. Commercial availability expected Q1 CY2022

# 05: Our Innovation - Multi Test

## Phase 1 Launch Test reports – NATA Validation pack submitted

- Phase 1 Launch [2]
- Phase 2 Launch [3]



Ovarian Cancer Risk Assessment Test Report
GeneType for Ovarian Cancer
This patient is at an INCREASED risk of ovarian cancer
0.07% Patient's 5 Year Risk
2.30% Patient's Lifetime Risk
Breast Cancer Risk Assessment Test Report
GeneType for Breast Cancer
This patient is at a INCREASED risk of breast cancer
1.31% Patient's 5 Year Risk
25.04% Patient's Lifetime Risk
Prostate Cancer Risk Assessment Test Report
GeneType for Prostate Cancer
This patients risk of developing prostate cancer is:
0.23% Patient's 5 Year Risk
50.00% Patient's Lifetime Risk
Coronary Artery Disease Risk Assessment Test Report
GeneType for Coronary Artery Disease
This patient is at a HIGH risk of coronary artery disease
47.03% Patient's 10 Year Risk
Colorectal Cancer Risk Assessment Test Report
GeneType for Colorectal Cancer
This patient is at a MODERATE lifetime risk of developing colorectal cancer
3.14% Patient's 10 Year Risk
23.69% Patient's Lifetime Risk
Type 2 Diabetes Risk Assessment Test Report
GeneType for Type 2 Diabetes
This patient is at an INCREASED risk of Type 2 Diabetes
32.03% Patient's 8 Year Risk

1. TGA, FDA and EU regulatory approval granted to the sponsor, DNA Genotek
2. Commercial availability expected Q4 CY2021
3. Commercial availability expected Q1 CY2022

# 06: Our Capability


Genetic based
preventative health
platform

### Dedicated Innovation Hub

Developing and capturing the next generation of innovation in genomics

### Marketing and Positioning

Creating a consumer and patient led infrastructure for a direct to consumer e-commerce and B2B sales platform

### Enhanced Sales and Distribution

Capitalise on Licensing, JV and M&A opportunities
Partner with leading commercial labs in regions

### Commercial Finance

Innovation underpinned by controlled operating expenditure

### Education and Advisory

Leveraging partnerships with institutions
Oversight and advise to guide ethics and inform innovation

### Enhanced IT infrastructure

Futureproofing our platform

### Internal Structure

Resourced to deliver with significant medical and business acumen inhouse to continue to drive value

01

Our Vision & Brand Pillars

02

Our Markets

Targeted and deliberate

03

Our Acquisition

Positioned for growth

04

Our Channels & Divisions

Focused and distinct

05

Our Portfolio & Innovation

Cutting edge innovation

06

Our Capabilities

Aligned to execute

# Thank you

**Investor Relations and Media (US)**
**Dave Gentry**
**Red Chip**
**Cell: +1 407 491 4498**
1 800 RED CHIP (733 2447)
dave@redchip.com

**Investor Relations - AUS**
**Stephanie Ottens**
**Market Eye**
+61 434 405 400
stephanie.ottens@marketeye.com.au

# Appendices

# Our Intellectual Property

**7 Patents granted in the US**

- Patent 11,031,098, Computer systems and methods for genomic analysis
- Patent 10,683,549, Methods for assessing risk of developing breast cancer
- Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test
- Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone)
- Patent No. 6,969,589 covering the identification of informative SNPs

**5 Patents granted in China**

- Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and 201310524765.0 "Markers for Breast Cancer"
- Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment

**5 Patents granted in Hong Kong**

- Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 "Markers for Breast Cancer"
- Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment

**9 Patent families pending**

- Methods for breast cancer risk assessment
- Methods for assessing risk of developing breast cancer
- Improved methods for assessing risk of developing breast cancer
- Markers for breast cancer
- Methods for genetic analysis
- Methods for genomic analysis
- Methods for assessing risk of developing colorectal cancer
- Methods of assessing risk developing a disease
- Methods for assessing risk of developing a severe response to coronavirus infection

# Board and Management:
# Sales and Scientific expertise leading GTG



**Mr. Peter Rubinstein**
BEc, LLB
Chairman - Non – Executive Director



**Dr. Lindsay Wakefield**
MBBS
Non – Executive Director



**Mr Nick Burrows**
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



**Simon Morriss**
GAICD
Chief Executive Officer



**Dr. Jerzy “George” Muchnicki**
MBBS
Executive Director & Chief Medical Officer



**Erika Spaeth**
PhD
Director of Clinical Affairs & Medical Education



**Richard Allman**
BSc, PhD
Chief Scientific Officer



**Mike Tonroe**
BSc, FCA, MAICD
Chief Financial Officer



**Carl Stubbings**
Chief Commercial Officer

# Strong Scientific Leadership: Advisory Board



**Professor Jon Emery**

MBBCh MA DPhil FRACGP MRCGP
Research & Education Lead, Primary Care Integration, Victorian Comprehensive Cancer Centre Herman Chair of Primary Care Cancer Research, University of Melbourne



**Professor Finlay Macrae AO**

MBBS, MD, FRACP, FRCP, AGAF MWGO is Principal Fellow and Professor, Department of Medicine, University of Melbourne, and Head of Colorectal Medicine and Genetics, The Royal Melbourne Hospital



**Ora K. Gordon, M.D.**

MD, MS, FACMG
Regional Medical Director, Center for Clinical Genetics & Genomics. Clinical Director, PSJH Population Health Genomics Program. Chair, Integrated Network Cancer Program, Professor of Genetics, St John Cancer Institute

# Financial Overview

- **Cash burn of A$1.94 million a decrease on prior quarter (Q4 FY'21: A$2.12 million) as a result of product sales, mainly from the EasyDNA brand**
- **Cash reserves of A$15.7 million after EasyDNA acquisition costs of A$3.5 million give 24 month runway to:**
  - Support the introduction and distribution of new geneType products in the United States and Europe
  - Develop the direct-to-consumer sales channel through EasyDNA
  - Reimbursement studies for the polygenic risk tests;
  - Introduction of germline testing division;
  - General product research and development; and
  - For general working capital and potential acquisitions.

| $A'000 | 30 June 2021 | 30 Sep 2021 | Change |
|---|---|---|---|
| Net operating cashflow | (2,116) | (1,939) | 8% |
| Receipts from customers | 850 | 68 | 92% |
| Research and Development and Staff costs | 1,215 | 1,321 | (9%) |
| Cash | 20,903 | 15,742 | (25%) |

# Corporate Overview

Top 50 share registry breakdown


Other, 20%
Board & Management , 6%
BNY Mellon, 74%

## Dual Listed on the ASX and Nasdaq

| **Financial Information** | |
|---|---|
| Share price (AUD) as at 23 November 2021 | 0.6c |
| ADR price (USD) as at 23 November 2021 | $2.44 |
| Ord Shares on Issue (M) | 9,233 |
| ASX 52-week trading (AUD low/high) | 0.6/1.4c |
| Nasdaq 52-week trading (USD low/high) | 2.26/8.18 |
| **Market Cap (A$M/US$M)** | **55.36/39.62** |
| Cash at 30 June 2021 | A$20.9m |
| Cash at 30 September 2021 | A$15.7m |
| Debt (30 June and 30 September 2021) | nil |

# Defined Terms

**Common Complex Diseases (CCP)** – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

**Polygenic risk score** - a number associated with one's disease risk based on the aggregated effects of individual risk variants through a multiplicative algorithm.

**Variant** - Single Nucleotide polymorphism (SNP), an alteration in DNA that may be a common or rare event.

**Genomic -** pertaining to function of genetics from structure to relationship between genetic events.

**Genetic -** pertaining to a gene.

**GWAS -** genome-wide association studies are large population level studies which enable scientists to identify genes and genetic markers involved in human disease. This method searches the genome for SNPs that occur more frequently in people with a particular disease than in people without the disease. Each study can look at hundreds or many thousands of SNPs at the same time. Researchers use data from this type of study to pinpoint genetic variations that may contribute to a person's risk of developing a certain disease.

**SNP -** Single nucleotide polymorphisms, frequently called SNPs (pronounced "snips"), are the most common type of genetic variation among people. Each SNP represents a difference in a single DNA building block, called a nucleotide. For example, a SNP may replace the nucleotide cytosine (C) with the nucleotide thymine (T) in a certain stretch of DNA.

**Serious Disease Risk (SDR)** - Risk associated with acquiring COVID-19 and requiring hospitalisation withs its associated morbidities and mortalities.

**Germline Testing** – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

**Clinical Laboratory Improvement Amendments** (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing

**National Association of Testing Authorities** (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

**Next Generation Sequencing** (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

**Laboratory Developed Tests** (LDT) – A type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory.

**Consumer Initiated Tests** (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

**Direct to Consumer** (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.

# Results of Annual General Meeting

**Melbourne, Australia, 24 November 2021:** Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a global leader in genomics-based tests in health, wellness and serious disease, announces the following:

In accordance with ASX Listing Rule 3.13.2 & section 251AA of the Corporations Act, the following information is provided to the ASX in relation to the resolutions passed by the shareholders of the Company, at its Annual General Meeting of shareholders held on 24 November, 2021.

All resolutions put to the meeting were passed on a poll, called by the Chairman pursuant to the Notice of Meeting.

A summary of the Poll voting results is set out on the following page.

Authorised by:
Mike Tonroe
Company Secretary
On behalf of the Board of Directors
Genetic Technologies Limited
+61 3 8412 7000

**Investor Relations (AUS)**
Stephanie Ottens
Market Eye
M: +61 434 405 400
E: stephanie.ottens@marketeye.com.au

**Investor Relations and Media (US)**
Dave Gentry
1 800 RED CHIP (733 2447)
Cell: 407 491 4498
E: dave@redchip.com

## About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.genetype.com

**Genetic Technologies Limited**
**2021 Annual General Meeting**
**Wednesday, 24 November 2021**
**Results of Meeting**

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

| Resolution details | | Instructions given to validly appointed proxies (as at proxy close) | | | | Number of votes cast on the poll (where applicable) | | | Resolution Result | If s250U applies |
|---|---|---|---|---|---|---|---|---|---|---|
| **Resolution** | **Resolution Type** | **For** | **Against** | **Proxy's Discretion** | **Abstain** | **For** | **Against** | **Abstain*** | **Carried / Not Carried** | |
| 1 Adoption of the Remuneration Report | Ordinary | 518,957,497<br>74.20% | 98,198,665<br>14.04% | 82,282,672<br>11.76% | 242,585,128 | 603,914,770<br>86.01% | 98,198,665<br>13.99% | 242,585,128 | Carried | |
| 2 Re-Election of Dr Jerzy (George) Muchnicki | Ordinary | 945,175,413<br>69.66% | 302,407,169<br>22.29% | 109,139,815<br>8.05% | 22,273,427 | 1,056,989,829<br>77.75% | 302,407,169<br>22.25% | 22,273,427 | Carried | |
| 3 Approval of proposed issue of Warrants | Ordinary | 1,035,079,989<br>75.87% | 223,794,596<br>16.40% | 105,450,704<br>7.73% | 14,671,135 | 1,143,205,294<br>83.63% | 223,794,596<br>16.37% | 14,671,135 | Carried | |
| 4 Prior issue of Shares under ASX Listing Rule 7.1 | Ordinary | 1,033,906,035<br>76.30% | 215,762,182<br>15.92% | 105,362,672<br>7.78% | 23,964,935 | 1,141,943,308<br>84.11% | 215,762,182<br>15.89% | 23,964,935 | Carried | |
| 5 Prior issue of Shares under ASX Listing Rule 7.1A | Ordinary | 1,025,496,635<br>75.68% | 223,876,982<br>16.52% | 105,647,672<br>7.80% | 23,974,535 | 1,133,818,908<br>83.51% | 223,876,982<br>16.49% | 23,974,535 | Carried | |
| 6 Adoption of Employee Share and Option Plan | Ordinary | 720,201,862<br>76.43% | 116,797,050<br>12.39% | 105,389,815<br>11.18% | 23,805,235 | 805,766,278<br>87.34% | 116,797,050<br>12.66% | 23,805,235 | Carried | |
| 7 Approval of Increased Placement Capacity | Special | 960,067,508<br>71.35% | 280,100,666<br>20.82% | 105,389,815<br>7.83% | 33,438,435 | 1,068,131,924<br>79.22% | 280,100,666<br>20.78% | 33,438,435 | Carried | |

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.